UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Mosaic Company
____________________________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
____________________________________________________________________________________________________
(Title of Class of Securities)

61945A 10 7
____________________________________________________________________________________________________
(CUSIP Number)

Linda L. Cutler, Esq.
c/o Cargill, Incorporated
15615 McGinty Road West
Wayzata, Minnesota 55391
(952) 742-6377
____________________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2008
____________________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945A 107
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Cargill, Incorporated 41-0177680
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,631,933
	8	SHARED VOTING POWER 274,127,839 (1)
	9	SOLE DISPOSITIVE POWER 11,631,933
	10	SHARED DISPOSITIVE POWER 274,127,839 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,759,772(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3%(2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 30,155,221 shares of common stock, par value $0.01 per share (“Common Stock”), of The Mosaic Company (“Mosaic”), held by GNS I (U.S.) Corp. and 243,972,618 shares of Common Stock of Mosaic held by Cargill Fertilizer, Inc., both of which are wholly owned subsidiaries of Cargill, Incorporated.

(2)
All calculations of percentage ownership in this Schedule 13D are based upon a total of 444,252,781 shares of Common Stock of Mosaic, outstanding as of October 3, 2008, as reported in the Quarterly Report on Form 10-Q for the quarter ended August 31, 2008, filed by Mosaic with the Securities and Exchange Commission on October 9, 2008.

CUSIP No. 61945A 107
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): GNS I (U.S.) Corp. 20-1026546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,155,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,155,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,759,772(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3%
14	TYPE OF REPORTING PERSON CO

(3)	Includes 11,631,933 shares of Common Stock Mosaic held by Cargill, Incorporated. and 243,972,618 shares of Common Stock of Mosaic held by Cargill Fertilizer, Inc.

CUSIP No. 61945A 107
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Cargill Fertilizer, Inc. 59-1445393
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,972,618
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,972,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,759,772(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3%
14	TYPE OF REPORTING PERSON CO

(4)           Includes 11,631,933 shares of Common Stock of Mosaic held by Cargill, Incorporated and 30,155,221 shares of Common Stock of Mosaic held by GNS I (U.S.) Corp.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto, filed on August 16, 2006 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”), by Cargill, Incorporated, a Delaware corporation (“Cargill”), GNS I (U.S.) Corp., a Delaware corporation and wholly owned subsidiary of Cargill (“GNS I”), and Cargill Fertilizer, Inc., a Delaware corporation and wholly owned subsidiary of Cargill (“CFI” and, collectively with Cargill and GNS I, the “Reporting Persons”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of The Mosaic Company, a Delaware corporation (“Mosaic”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.  Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D shall remain in full force and effect.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed jointly by the Reporting Persons, as a group. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Cargill is incorporated under the laws of the State of Delaware. The principal business of Cargill and its subsidiaries is as an international provider of food, agriculture and risk management products and services. The principal office of Cargill is 15615 McGinty Road West, Wayzata, MN 55391.

GNS I is incorporated under the laws of the State of Delaware, and is a wholly owned subsidiary of Cargill. The principal address of GNS I is 15615 McGinty Road West, Wayzata, MN 55391.

CFI is incorporated under the laws of the State of Delaware, and is a wholly owned subsidiary of Cargill. The principal address of CFI is 15615 McGinty Road West, Wayzata, MN 55391.

Exhibit 2 hereto, which is incorporated herein by reference, sets forth the (a) name, (b) residence or business address, (c) titles and (d) citizenship of each of the directors and executive officers of the Reporting Persons.

During the last five years, none of the Reporting Persons, nor any of the persons listed on Exhibit 2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 22, 2008, the standstill restrictions applicable to the Reporting Persons under the Amended and Restated Investor Rights Agreement, dated as of August 17, 2006 (the “Agreement”), between Cargill, Incorporated and certain of its subsidiaries and Mosaic expired by their terms.  As such, the Agreement’s restrictions on the Reporting Persons’ ability to make proposals to the Board of Directors of Mosaic, dispose of their shares and vote their shares are no longer in effect.

The Reporting Persons intend to continuously evaluate their investment in Mosaic in light of Cargill’s other objectives and alternate investment opportunities and the Reporting Persons may, at any time, depending on market conditions, trading prices for the Common Stock and the prospects for Mosaic, either acquire additional shares of Common Stock or determine to dispose of some or all of their shares of Common Stock shares, in one or more pubic offerings registered under the Securities Act of 1933, open market transactions, privately negotiated transactions, through the issuance of instruments settleable by the delivery of shares of Common Stock or otherwise, or pledge shares of Common Stock as collateral to support indebtedness or obligations under derivative transactions.

Item 5.

Item 5. Interest in Securities of the Issuer:

                 Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)
Cargill may be deemed to be a beneficial owner of 285,759,772 shares of Common Stock held directly by it and indirectly by GNS I and CFI, both wholly owned subsidiaries of Cargill.  The aggregate number of shares beneficially held by the Reporting Persons is 285,759,772 shares, or 64.3%, based on 444,252,781 shares of Common Stock of Mosaic, outstanding as of October 3, 2008, as reported in the Quarterly Report on Form 10-Q for the quarter ended August 31, 2008, filed by Mosaic with the Securities and Exchange Commission on October 9, 2008.   Except as set forth on Exhibit 2, to the knowledge of the Reporting Persons, none of persons listed thereon is the beneficial owner of shares of Common Stock.

(b)
Cargill has sole power to vote or to dispose of the 11,631,933 shares of Common Stock it holds directly. GNS I shares with Cargill power to vote or to dispose of the 30,155,221 shares of Common Stock GNS I holds directly.  CFI shares with Cargill power to vote or to dispose of the 243,972,618 shares of Common Stock CFI holds directly.  Except as set forth on Exhibit 2, to the knowledge of the Reporting Persons, none of persons listed thereon has sole or shared power to vote or dispose of shares of Common Stock.

(c)
None of the Reporting Persons has, and to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 2 hereto has effectuated any transactions in the shares of Common Stock in the past 60 days.

(d)
No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of shares of Common Stock held directly or indirectly by the Reporting Persons except for the right and power of Cargill as the parent company of GNS I and CFI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Pursuant to a Registration Rights Agreement, dated January 26, 2004, after October 22, 2007, the Reporting Persons have the right to request that Mosaic file up to five registration statements with the SEC for an offering of their shares of Common Stock. The market value of the shares of Common Stock to be included in any demand registration must be at least $10 million. Mosaic will not be obligated to effect a demand registration within 270 calendar days of the effective date of the immediately preceding demand registration.

The Reporting Persons may from time to time pledge shares of Common Stock as collateral to support their obligations under derivative transactions entered into pursuant to International Swaps and Derivatives Association (ISDA) form agreements containing standard default provisions.

Exhibit 2 hereto describes certain agreements with respect to the securities of Mosaic to which persons listed thereon are a party, to the knowledge of the Reporting Persons.

Item 7. Material to be Filed as Exhibits

2.	Directors and Executive Officers of the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2008

CARGILL, INCORPORATED

By:	/s/ Steven C. Euller
Name: Steven C. Euller
Title: Corporate Vice President, General Counsel and Corporate Secretary

GNS I (U.S.) CORP.

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President

CARGILL FERTILIZER, INC.

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President